Filed by Integrys Energy Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed under Rule 14a-12 under the
Securities Exchange Act of 1934, as amended
Subject Company: Integrys Energy Group, Inc.
Commission File No.: 1-11337

On August 6, 2014, Integrys Energy Group, Inc. (“Integrys”) posted a Q&A document on Integrys's intranet site that contained information on Integrys's transaction with Wisconsin Energy Corporation as follows:

Questions & Answers about Wisconsin Energy Corporation's Acquisition of Integrys Energy Group
Aug. 6, 2014
FINAL

1.	I understand that Wisconsin Energy is acquiring Integrys, but why do I see and hear the word “merger”?

You see the word “merger” a lot because that’s the legal, technical term for what happens with the legal entities at closing. However, after closing WEC shareholders will have the majority interest in the combined company with 72% ownership compared to 28% ownership by current Integrys shareholders.

2.	Will WEC’s upper management meet with smaller districts/locations?

We anticipate there will be meetings with WEC leaders as part of this process. These meetings could have some form of face-to-face sessions that include video or audio connections for employees who can’t be on site. We’ll be sure to let employees know any details as they become available.

3.	Will the new company, WEC, be allowed to hire UPPCO employees prior to the 2 year agreement between Integrys and BBIP?

After closing, WEC steps into Integrys' shoes with regard to contractual obligations, including the non-solicitation obligation we have with BBIP in the UPPCO agreement. This would include WEC's current subsidiaries, We Energies and W.E. Power.

4.
When the merger occurs, the ESOP will receive shares of WEC stock plus cash for each share of Integrys stock. What happens with the cash portion according to the ESOP plan document? Does the cash remain in the employee's account or does it get invested into more WEC stock?

We do not have the specific answer to this question. How the cash is handled inside the ESOP is a decision that the WEC team will make.

5.	How many dollars are estimated for the costs to achieve this merger?

Since the term “costs to achieve” can mean a lot of different things such as actual costs incurred to reach this stage of the merger process, additional expenditures related to the various regulatory approvals needed, or costs to achieve defined synergies among others, it is difficult to answer this question. What we can share is that both companies are incurring costs resulting from financial advisors, outside legal support and related matters. WEC discussed costs associated with the pending acquisition on its recent earnings call. Integrys will be disclosing this at its upcoming second quarter earnings release and will be disclosing an update to these costs at each quarter until the merger transaction closes.

6.	My workgroup has a number of questions related to pension, such as:

•	Will the pension plan change to eliminate or change the amount of the lump sum, change the amount of the annuity, or change any of the current annuity options for surviving spouses?
•	Can WEC change our minimum retirement age/eligibility?
•	Can WEC change the pension benefits I currently have if I am over 55 now and decide to retire post-close?
•	Can WEC change the pension benefits we currently have accrued, if we are not yet 55?
•	Will I still get my pension supplement if I retire after the acquisition?

Changes to pension benefits generally must be made prospectively, or effective in the future. Previously earned benefits (other than the pension supplement) are protected under ERISA rules. ERISA is the federal law that governs pension plans. Remember, it is very early in the process. There will be plenty of time to get answers to these questions. We’ll share information as soon as it’s available.

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Additional Information and Where to Find It

The proposed merger transaction involving Wisconsin Energy and Integrys will be submitted to the respective shareholders of Wisconsin Energy and Integrys for their consideration. In connection with the proposed merger transaction, Wisconsin Energy will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus for the shareholders of Wisconsin Energy and Integrys to be filed with the Securities and Exchange Commission (the “SEC”), and each of Wisconsin Energy and Integrys will mail the joint proxy statement/prospectus to their respective shareholders and file other documents regarding the proposed merger transaction with the SEC. Integrys urges investors and shareholders to read the joint proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC, because they will contain important information. Investors and security holders will be able to receive the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s website, http://www.sec.gov, from Wisconsin Energy at Corporate Secretary, 231 W. Michigan St., P.O. Box 1331, Milwaukee, WI 53201, or from Integrys at Integrys Energy Group, Inc., Investor Relations, 200 East Randolph Street, 23rd Floor, Chicago, IL 60601.

Forward-Looking Statements

This communication contains certain forward-looking statements with respect to the financial condition, results of operations and business of Integrys and the combined businesses of Integrys and Wisconsin Energy and certain plans and objectives of Integrys with respect thereto, including the expected benefits of the proposed merger transaction. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the expected closing date of the proposed merger transaction; the possibility that the expected synergies and value creation from the proposed merger transaction will not be realized, or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the proposed merger transaction making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters; the possibility that the proposed merger transaction does not close, including, but not limited to, due to the failure to satisfy the closing conditions; and the risk that financing for the proposed merger transaction may not be available on favorable terms. These forward-looking statements are based on numerous assumptions and assessments made by Integrys in light of its experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors that it believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication.  Integrys does not assume any obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.  A further list and description of risks and uncertainties at Integrys can be found in Integrys’ Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and in its reports filed on Form 10-Q and Form 8-K.

Participants in Solicitation

This communication is not a solicitation of a proxy from any investor or shareholder.  Wisconsin Energy, Integrys and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the respective shareholders of Wisconsin Energy and Integrys in favor of the proposed merger transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Wisconsin Energy and Integrys in connection with the proposed merger transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Wisconsin Energy’s executive officers and directors in its definitive proxy statement for its 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 21, 2014. You can find more information about Integrys’ executive officers and directors in its definitive proxy statement for its 2014 Annual Meeting of Shareholders, which was filed with the SEC on March 27, 2014.  You can obtain free copies of these documents from Wisconsin Energy and Integrys using the contact information above.

Non-solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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